N-SAR Period Ending 12/31/09

Sub-Item 77H:

Changes in control of Registrant

Ceasing control of T. Rowe Price Limited Term Bond Portfolio

As of June 30, 2009, AUL Individual Variable Annuity Unit Trust 1 (“Shareholder”) owned 8,984,770.457 shares of the T. Rowe Price Limited Term Bond Portfolio (“Fund”), which represented 29.93% of the outstanding shares of the Fund. As of December 31, 2009, Shareholder owned less than 25% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to have ceased to be a controlling person of the Fund.